Mirae Asset Discovery Funds

1350 Avenue of the Americas, 33rd Fl.

New York, NY  10019

January 3, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

3 World Financial Center

New York, NY 10281

Attn:   Lauren Hamilton

RE:

Mirae Asset Discovery Funds (the “Registrant”) (SEC File Nos. 811-22406 and 333-166018)

Dear Ms. Hamilton:

This letter responds to your comments conveyed by telephone on December 2, 2016 regarding the shareholder report (the “Annual Report”) of the Registrant for the fiscal year ended April 30, 2016, as filed with the SEC on Form N-CSR on July 6, 2016.  The Registrant consists of seven series (each, a “Fund”): the Emerging Markets Fund (“Emerging Markets Fund”), Asia Fund (“Asia Fund”), Emerging Markets Great Consumer Fund (“Emerging Markets GC Fund”), Asia Great Consumer Fund (“Asia GC Fund”), Global Great Consumer Fund (“Global GC Fund”), Global Dynamic Bond Fund (“Bond Fund”) and Global Growth Fund (“Growth Fund”).

1.

Comment:  In the presentation of the Hypothetical Example for Comparison Purposes, please disclose in the next annual report filed for the Registrant, the number of days in the relevant reference period, as required under Form N-1A Item 27(d)(1).

Response:  The current presentation specifies that the number of days in the most recent fiscal half-year period (or since commencement of operations, if applicable) is used in the calculations. The Registrant will revise future presentations to specifically identify the number of days represented in the reference period.

2.

Comment:  The section Management’s Discussion of Fund Performance (the “MDFP”) does not include any disclosure describing how the Bond’s Fund performance was affected by derivatives, although the Bond Fund appears to have realized significant gains from derivatives.  As discussed in the letter from the SEC to the Investment Company Institute dated July 30, 2010, please include, in the next annual report filed for the Registrant, a discussion in the MDFP of the extent to which the Bond Fund’s performance was materially affected by derivatives.

Response:  In the future, Registrant will add disclosure about derivatives in the Management’s Discussion of Fund Performance section if the derivatives had a material impact on the Bond Fund’s performance.

3.

Comment:  Pursuant to ASC 815-10-50, please include, in the next annual report filed for the Registrant, a description of the volume of the Bond Fund’s trading in derivatives and futures in the notes to the financial statements.

Response:  In the future, Registrant will add disclosure to provide additional detail regarding the volume of activity derivatives and futures, including when such activity was limited.

4.

Comment:  The Bond Fund has invested a significant portion of its net assets in Banks (21.1%), Capital Markets (2.0%) and Diversified Financial Services (3.3%).  Please include, in the section of the Prospectus “Principal Risks of Investment in the Fund, sector risk factors disclosure relating to the above sectors.

Response:  Going forward, Registrant will evaluate the holdings of the Bond Fund to make sure appropriate disclosure about significant investments is included in the Prospectus.

January 3, 2017

5.

Comment:  The Schedule of Portfolio Investments for the Bond Fund indicates that the Bond Fund invests in foreign bonds whose principal is denominated in currencies other than U.S. Dollars.  Please confirm whether the principal of such bonds is denominated in U.S. Dollars and, in the Schedule of Portfolio of Investments in the next annual report filed for the Registrant, disclose the currency in which the principal of such bonds is denominated.

Response:  The Bond Fund owns Yankee bonds, denominated in U.S. dollars, as well as other foreign bonds which are denominated in foreign currencies.  In the future, Registrant will disclose the currency in which the principal of foreign bonds are denominated.

6.

Comment:  In the next annual report filed for the Registrant, please disclose, if applicable, in the Schedule of Portfolio Investments, the expiration dates for all warrants held by the Funds.

Response:  Going forward, the Registrant will disclose the expiration dates for any warrants held by the Funds where applicable.

7.

Comment:  In the Schedule of Portfolio Investments in the next annual report and in the next Form N-Q filed for the Registrant, please include for each fund, as applicable, a description of the reference rate and spread of any variable rate securities and either (i) the end of period interest rate or (ii) the end of period reference rate, in a note to the Schedule.

Response:  Going forward, the Registrant will disclose the reference rate and spread with respect to any variable rate securities starting with the next-filed annual report and Form N-Q.

8.

Comment:  Pursuant to Regulation S-X Rule 6-07-2(b), any single expense included in “Other Expenses” in the Statement of Operations that is greater than 5% should be included as a separate line item in the Statement of operations, and not included in “Other Expenses.”  Please confirm that the Growth Fund had no single expense greater than 5%.

Response:  The Registrant confirms that there were no individual miscellaneous expenses greater than 5% in the Growth Fund.

9.

Comment:  Footnote 4 to the financial statements states that each Fund has agreed to repay amounts waived or reimbursed by the Manager with respect to such Fund for a period of up to three fiscal years after such waiver or reimbursement was made.  The staff of the Division of Investment Management believes that any recapture of a fee waived or an expense reimbursed should be made within three years of the specific waiver or reimbursement, not within three years of the end of the fiscal year.  Please confirm that any recapture provision of an expense reimbursement agreement is limited to the lesser of (i) the cap in effect at the time of the waiver or reimbursement and (ii) the cap in effect at the time of recapture, in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

Response:  Going forward, the Registrant will revise Footnote 4 to the financial statements to state that each Fund has agreed to repay amounts waived or reimbursed by the Manager with respect to such Fund for a period of up to three years after such waiver or reimbursement was made.  The Registrant confirms that amounts recaptured under the plan, if any, are limited to the lesser of (i) the cap in effect at the time of the waiver or reimbursement and (ii) the cap in effect at the time of the recapture.

10.

Comment:  In the next annual report filed for the Registrant, please consider disclosing the frequency with which management fees are payable to the Investment Adviser and the frequency with which payables to and from the Investment Adviser are settled as prescribed in ASC 850-10-50-1(d) with respect to Related Party Disclosures.

Response:  Going forward, the Registrant will expand the disclosure to state that management fees are accrued daily and payable monthly and will include similar disclosure relating to waivers and reimbursements.

January 3, 2017

11.

Comment:  Please confirm whether the Funds have executed trades pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended.  If the Funds have executed such trades and have not disclosed them pursuant to the requirements of ASC 850-10-50, please explain why this was not disclosed.  Please confirm all fund transactions pursuant to Rule 17a-7 were performed in accordance with the requirements of Rule 17a-7, including appropriate board oversight.

Response:  The Registrant confirms that there were no fund transactions pursuant to Rule 17a-7.  Any such transactions will be performed in accordance with the requirements of Rule 17a-7 and subject to board oversight.

12.

Comment:  Please confirm whether there were any trustee, director or officer fees payable at the end of the period.

Response:  Registrant confirms that there were no trustee, director or officer fees payable at the end of the period.

Thank you for your time and consideration.  I can be reached at 212-205-8349 with any questions you may have.

Very truly yours,

/s/ Thomas N. Calabria

Thomas N. Calabria

Chief Compliance Officer

Mirae Asset Global Investments (USA) LLC

cc:

Peter Lee

Laurin Blumenthal Kleiman, Esq.